

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2012

Via E-mail
Mr. Robert A. Young
President and Chief Executive Officer
Tessera Technologies, Inc.
3025 Orchard Parkway
San Jose, California 95134

> **Re:** **Tessera Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 17, 2012**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2012**
> **Filed May 3, 2012**
> **File No. 0-50460**

Dear Mr. Young:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management Discussion and Analysis of Financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 41

1. Please explain to us the relationship of your accounts receivable balance relative to your annual revenue levels, given your revenue recognition policies disclosed on page F-10. To the extent material, provide a disclosure of this relationship necessary to understand your financial position in future filings. Refer to Item 303(a) of Regulation S-K.

Notes to Consolidated Financial Statements, page F-7

Note 13 – Income taxes, page F-27

2.   Your disclosure indicates you recorded current foreign income tax expense. Please tell us whether deferred United States income taxes have been recorded on your foreign subsidiary earnings. If you have not done so because you consider your foreign subsidiary earnings permanently invested, please revise future filings to disclose the amounts and provide the disclosures of paragraph 740-30-50-2 of the FASB Accounting Standards Codification, if material.

Note 14 – Commitments and Contingencies, page F-30

3.   We note your litigation expenses and the disclosures for contingencies related to both patent infringement and patent enforcement cases. Please disclose the following as part of your significant accounting policies footnote in future filings:

*   Your policy for recognition and disclosure of loss and gain contingencies,
*   Your policy for recognition of legal expenses related to your patent infringement defense cases and patent enforcement claims on third parties.

Please provide a sample of your proposed disclosure as part of your response.

4.   Please further tell us the amount of patent enforcement settlements you have received in the years reported and how those amounts were recorded and classified in your financial statements.

Note 15 – Segment and Geographic Information, page F-50

5.   Please disclose in future filings the amount of revenues from external customers attributed to individual foreign countries, if material, or otherwise explain to us why you believe such disclosure is not required. Refer to paragraphs 280-10-50-41 of the FASB Accounting Standards Codification.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Item 2. Management's Discussion and Analysis, page 20

Revenues, page 22

6.   We note from your disclosure on page 23 that your revenues for the three months ended March 31, 2012 decreased by $21.2 million, partly due to the impact of lower royalty-bearing units reported by your licenses. In future filings, as applicable, please quantify

Mr. Robert A. Young
Tessera Technologies, Inc.
June 28, 2012
Page 3

> the amount of revenue decrease that was attributable to lower unit sales being reported by your licenses and also discuss any known trends with regards to how and why such sales were down.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief